ITEM 77Q(a) ? COPIES OF ALL
MATERIAL AMENDMENTS TO THE
REGISTRANT?S CHARTER OR BY-
LAWS




AMENDMENT #1
TO THE BY-LAWS
OF
FEDERATED ENHANCED TREASURY
INCOME FUND
Effective June 1, 2013

	Insert the following into ARTICLE VII,
DIVIDENDS and renumber the remaining sections accordingly:
	Section 2.  DELEGATION OF
AUTHORITY RELATING TO DIVIDENDS.
The Trustees or the Executive Committee may delegate to any Officer or Agent of the Trust the ability to authorize the payment of dividends and the ability to fix the amount and other terms of a dividend regardless of whether or not such dividend has previously been authorized by the Trustees.





		US_ACTIVE-110920929.1-NBCONNER 07/24/2013 11:46 AM

		US_ACTIVE-110920929.1-NBCONNER  7/24/13 11:46 AM